Mail Stop 3561

December 29, 2006

Klaus Kjaerulff
Chief Executive Officer
A/S Steamship Company Torm
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

> **Re:** **A/S Steamship Company Torm**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 14, 2006**
> **File No. 000-49650**

Dear Mr. Kjaerulff:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2005

Financial Statements
Consolidated Statements of Operations

1. We note your presentation of Time Charter Equivalent Revenues on the face of the consolidated statements of operations. We believe it is inappropriate to reflect

port expenses, bunkers and commissions (i.e. voyage expenses) as an offset to revenues on the face of the Company's consolidated statements of operations as this practice is not in accordance with Regulation S-X. In this regard, we believe there is no justification for classifying voyage expenses differently than other ship operating expenses, such as vessel expenses and time and bareboat charter hire expenses, which are included in ship operating expenses in your financial statements. Please revise your financial statements to reflect revenues on a gross basis and to classify voyage expense as a component of ship operating expenses. Please note that we will not object to management's use of the measure "time charter equivalent revenues" for purposes of assessing the operating performance of the Company's segments, or for purposes of the Company's MD&A discussion, if this measure is used by management in evaluating the Company's operating performance. In this regard, we suggest the presentation of daily amounts, with footnote disclosure of how such amounts are computed.

2. In addition, we believe it is inappropriate to use the label "Gross profit" or the parenthetical caption of "Net earnings from shipping activities", as your charter hire and operating expenses should not be differentiated from other expenses such as administrative expenses and depreciation and impairment losses. As such, please remove this subtotal.

Note 2 – Accounting policies

Key Accounting Policies

Participation in pools

3. Based upon your disclosure in Item 4, it would appear that you have a 50% ownership interest in the LR2 pool, and that you act as pool manager. As such, please explain why this entity is accounted for using proportionate consolidation and not as a wholly owned, consolidated subsidiary under the guidance in paragraph 12 of IAS 31.

Dry-Docking Costs

4. Please refer to your explanation of dividing dry docking costs and the remaining cost of the vessel for newbuildings and second-hand vessels. In this regard, clarify whether you are allocating a portion of the actual vessel cost to dry docking or increasing the cost of the vessel with an estimate of the dry docking cost in excess of the actual purchase price. Additionally, please tell us your reason for recognizing a portion of the cost of acquiring a vessel as a dry docking cost when you have not yet incurred any dry docking cost with respect to that vessel.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief